EXHIBIT 11. STATEMENT RE: COMPUTATION OF EARNINGS PER SHARE

(Unaudited)

ELI LILLY AND COMPANY AND SUBSIDIARIES

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2002	2001	2002	2001

	(Dollars and shares in millions except per-share data)

BASIC

Net income	$683.9	$570.1	$1,971.6	$2,204.6

Average number of common shares outstanding	1,076.8	1,077.1	1,077.0	1,077.4
Contingently issuable shares	—	—	.1	.1

Adjusted average shares	1,076.8	1,077.1	1,077.1	1,077.5

Basic earnings per share	$.64	$.53	$1.83	$2.04

DILUTED

Net income	$683.9	$570.1	$1,971.6	$2,204.6

Average number of common shares outstanding	1,076.8	1,077.1	1,077.0	1,077.4
Incremental shares — stock options and contingently issuable shares	8.9	12.8	9.0	13.8

Adjusted average shares	1,085.7	1,089.9	1,086.0	1,091.2

Diluted earnings per share	$.63	$.52	$1.82	$2.02